UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         SURE TRACE SECURITY CORPORATION
                         -------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   86866W 10 1
                                   -----------
                                 (CUSIP Number)


                               Mr. Richard Epstein
                             c/o Alliance Equities,
                                      Inc.
                              7100 NW 126th Terrace
                               Parkland, FL 33076
                               ------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 1, 2005
                                 --------------
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 86866W 10 1
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Richard Epstein
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
                                                             PF
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
          |_|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  133,777,778
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             133,777,778
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             133,777,778
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                     |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             7.04%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                                                             IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D, dated August 11, 2005, of Sure Trace Security Corporation, a Utah corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 1073 Cambie Street, Vancouver, British Columbia, Canada V6B 5L7.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  This statement is being filed on behalf of Richard Epstein, an individual.

(b) The business address of Mr. Epstein is c/o Alliance Equities, Inc., 7100 NW 126th Terrace, Parkland, FL 33076.

(c)  Mr. Epstein's principal occupation is private investor.

(d) During the last five years Mr. Epstein has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(e) On May 5, 2003, the Honorable Nora M. Manella, United States District Judge for the Central District of California, entered judgments, pursuant to Mr. Epstein's consent, against Mr. Epstein and Alliance Equities, Inc. ("Alliance"), a company controlled by Mr. Epstein. In this judgment, Mr. Epstein and Alliance were permanently enjoined from future violations of the stock sale reporting provisions of the federal securities laws, Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-2 and 16a-3 thereunder. The judgments also ordered Mr. Epstein and Alliance to disgorge $618,230 in gains plus prejudgment interest, and ordered Mr. Epstein to pay a civil penalty in the amount of $25,000. This judgment was based on a complaint, filed August 7, 2002, in which the Securities and Exchange Commission alleged that Mr. Epstein and Alliance failed to supply the SEC and the public with information regarding the common stock of another company by filing Schedule 13D updates and failing to report purchases in Form 4 filings.

(f)  Mr. Epstein holds United States citizenship.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 1, 2005, Richard Epstein purchased 133,777,778 shares of Common Stock of the Issuer for an aggregate purchase price of $125,000. The source of funds was personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

Mr. Epstein has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this
Item 4. Mr. Epstein has acquired the securities of the Company for general investment purposes. Mr. Epstein is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Mr. Epstein retains the right to change its investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by him in any manner permitted by law. In addition, Mr. Epstein has the right to elect members to the Issuer's Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this report, Mr. Epstein beneficially owns an aggregate of 133,777,778 shares of Common Stock, which represents 7.04% of the Issuer's Common Stock.

(b) As of the date of this report, Mr. Epstein has the sole power to vote or direct the voting of, or dispose or direct the disposition of 133,777,778 shares of the Issuer's Common Stock.

(c) During the last sixty days, Mr. Epstein has sold shares of the Common Stock of the Issuer in open market transactions on the Over The Counter Bulletin Board as follows:


------------------------------------------------------------------------------
        DATE               NO. OF SHARES SOLD              PRICE PER SHARE
------------------------------------------------------------------------------
     06/17/2005                  400,000                       0.0024
------------------------------------------------------------------------------
     06/17/2005                  400,000                       0.0024
------------------------------------------------------------------------------
     06/17/2005                  475,000                       0.0024
------------------------------------------------------------------------------
     06/22/2005                  500,000                        0.002
------------------------------------------------------------------------------
     06/24/2005                  200,000                       0.0021
------------------------------------------------------------------------------
     06/27/2005                  750,000                       0.0022
------------------------------------------------------------------------------
     06/27/2005                 1,000,000                      0.0024
------------------------------------------------------------------------------
     06/27/2005                 1,000,000                      0.0027
------------------------------------------------------------------------------
     06/28/2005                  25,000                        0.0027
------------------------------------------------------------------------------
     06/28/2005                  750,000                       0.0024
------------------------------------------------------------------------------
     06/28/2005                  10,000                        0.0022
------------------------------------------------------------------------------
     07/05/2005                  313,585                       0.0024
------------------------------------------------------------------------------
     07/06/2005                  190,000                       0.0021
------------------------------------------------------------------------------


                                       4


------------------------------------------------------------------------------
        DATE               NO. OF SHARES SOLD              PRICE PER SHARE
------------------------------------------------------------------------------
     07/12/2005                 1,000,000                      0.0021
------------------------------------------------------------------------------
     07/12/2005                 1,000,000                      0.0023
------------------------------------------------------------------------------
     07/13/2005                 1,000,000                      0.0026
------------------------------------------------------------------------------
     07/14/2005                  112,000                        0.002
------------------------------------------------------------------------------
     07/18/2005                 1,000,000                      0.0019
------------------------------------------------------------------------------
     07/26/2005                 1,000,000                      0.0015
------------------------------------------------------------------------------
     07/27/2005                 1,250,000                      0.0014
------------------------------------------------------------------------------
     07/27/2005                 1,000,000                      0.0018
------------------------------------------------------------------------------
     07/27/2005                  1100000                        0.002
------------------------------------------------------------------------------
     07/28/2005                  10,000                        0.0015
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0014
------------------------------------------------------------------------------
     07/29/2005                 1,250,000                      0.0018
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0022
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0024
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0026
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0029
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                       0.003
------------------------------------------------------------------------------
     07/29/2005                  58,000                         0.003
------------------------------------------------------------------------------
     07/29/2005                 1,002,420                       0.003
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0033
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0036
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0042
------------------------------------------------------------------------------
     07/29/2005                 1,000,000                      0.0048
------------------------------------------------------------------------------


                                       5


------------------------------------------------------------------------------
        DATE               NO. OF SHARES SOLD              PRICE PER SHARE
------------------------------------------------------------------------------
     07/29/2005                  500,000                       0.0058
------------------------------------------------------------------------------
     07/29/2005                  500,000                       0.0061
------------------------------------------------------------------------------
     07/29/2005                  500,000                       0.0065
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0083
------------------------------------------------------------------------------
     08/01/2005                  300,000                       0.0095
------------------------------------------------------------------------------
     08/01/2005                  250,000                        0.011
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0116
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0121
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0135
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0138
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0144
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0164
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0126
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0131
------------------------------------------------------------------------------
     08/01/2005                  250,000                       0.0139
------------------------------------------------------------------------------
     08/01/2005                  300,000                        0.014
------------------------------------------------------------------------------
     08/01/2005                  350,000                       0.0125
------------------------------------------------------------------------------
     08/02/2005                  500,000                       0.0122
------------------------------------------------------------------------------
     08/02/2005                  300,000                       0.0139
------------------------------------------------------------------------------
     08/02/2005                  250,000                       0.0149
------------------------------------------------------------------------------
     08/02/2005                  250,000                       0.0163
------------------------------------------------------------------------------
     08/02/2005                  250,000                       0.0156
------------------------------------------------------------------------------
     08/02/2005                  200,000                       0.0165
------------------------------------------------------------------------------


                                       6


------------------------------------------------------------------------------
        DATE               NO. OF SHARES SOLD              PRICE PER SHARE
------------------------------------------------------------------------------
     08/02/2005                  300,000                       0.0146
------------------------------------------------------------------------------
     08/02/2005                  278,234                       0.0146
------------------------------------------------------------------------------
     08/02/2005                  155,000                        0.015
------------------------------------------------------------------------------
     08/02/2005                 1,000,000                       0.015
------------------------------------------------------------------------------
     08/02/2005                  15,300                        0.0145
------------------------------------------------------------------------------


During the last sixty days, Mr. Epstein has caused Alliance to sell shares of the Common Stock of the Issuer in open market transactions on the Over The Counter Bulletin Board as follows:



------------------------------------------------------------------------------
        DATE                NO. OF SHARES SOLD             PRICE PER SHARE
------------------------------------------------------------------------------
     06/14/2005                  400,000                       0.0027
------------------------------------------------------------------------------
     06/16/2005                   15,000                       0.0029
------------------------------------------------------------------------------
     06/24/2005                  500,000                       0.0021
------------------------------------------------------------------------------
     06/24/2005                 1,000,000                      0.0022
------------------------------------------------------------------------------
     06/24/2005                 1,000,000                      0.0021
------------------------------------------------------------------------------
     06/28/2005                  500,000                       0.0027
------------------------------------------------------------------------------
     06/29/2005                   10,000                       0.0023
------------------------------------------------------------------------------
     06/29/2005                  500,000                       0.0022
------------------------------------------------------------------------------
     06/30/2005                  910,000                        0.002
------------------------------------------------------------------------------
     07/01/2005                 1,000,000                       0.002
------------------------------------------------------------------------------
     07/01/2005                  230,000                        0.002
------------------------------------------------------------------------------
     07/01/2005                  557,000                        0.002
------------------------------------------------------------------------------
     07/06/2005                  255,000                       0.0021
------------------------------------------------------------------------------
     07/12/2005                 1,000,000                       0.002
------------------------------------------------------------------------------
     07/12/2005                 1,000,000                      0.0023
------------------------------------------------------------------------------


                                       7


------------------------------------------------------------------------------
       DATE                NO. OF SHARES SOLD              PRICE PER SHARE
------------------------------------------------------------------------------
     07/12/2005                 1,000,000                      0.0022
------------------------------------------------------------------------------
     07/13/2005                  125,000                       0.0021
------------------------------------------------------------------------------
     07/18/2005                 1,000,000                       0.002
------------------------------------------------------------------------------
     07/22/2005                  230,000                       0.0018
------------------------------------------------------------------------------
     07/22/2005                  500,000                       0.0015
------------------------------------------------------------------------------
     07/25/2005                 1,000,000                      0.0014
------------------------------------------------------------------------------
     07/25/2005                  500,000                       0.0014
------------------------------------------------------------------------------
     07/26/2005                  500,000                       0.0014
------------------------------------------------------------------------------
     07/27/2005                  909,307                       0.0014
------------------------------------------------------------------------------
     07/27/2005                   90,693                       0.0015
------------------------------------------------------------------------------
     07/27/2005                 1,018,000                       0.002
------------------------------------------------------------------------------



(d)  Not applicable.

(e) Mr. Epstein remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable.

                               S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  August 11, 2005

                                     /s/ Richard Epstein
                                     ---------------------------------
                                     Richard Epstein